Filed Pursuant to Rule 433
Registration No. 333-156002
February 1, 2010
PRICING TERM SHEET
5.25% Medium-Term Notes due 2015
Reopening of the same series issued on November 1, 2004, February 14, 2005, March 8,
2005 and May 3, 2005

Issuer:	UDR, Inc.

Security:	5.25% Medium-Term Notes due 2015

This is a further issuance of the 5.25% Medium-Term Notes due 2015 and are in addition to the $100,000,000 aggregate principal amount of the notes issued on November 1, 2004, a further $50,000,000 aggregate principal amount of the notes issued on February 14, 2005, a further $50,000,000 aggregate principal amount of the notes issued on March 8, 2005 and a further $50,000,000 aggregate principal amount of the notes issued on May 3, 2005. A portion of the notes has been repurchased by the issuer subsequent to the date of their issuance.

Size:	$150,000,000

Maturity Date:	January 15, 2015

Coupon:	5.25%

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2010

Price to Public:	99.460% plus accrued interest from January 15, 2010.

Benchmark Treasury:	2.25% due January 31, 2015

Benchmark Treasury Yield:	2.375%

Spread to Benchmark Treasury:	+ 300 bps

Yield:	5.375%

Make-Whole Call:	T+20 bps

Expected Settlement Date:	February 4, 2010

CUSIP:	91019PCP5

Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

Underwriters:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at 212-834-4533.